MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                              Twelve Months             Year
                                  Ended                Ended
                            September 30, 2003    December 31, 2002
                                    (In thousands of dollars)


Earnings Available for
 Fixed Charges:

Net Income (a)                   $175,376           $148,444

Income Taxes (b)                   96,725             86,230
                                  272,101            234,674

Rents (c)                           8,938              8,156

Interest (d)                       52,257             51,393

Total Earnings Available
 for Fixed Charges               $333,296           $294,223

Preferred Dividend Requirements  $    735           $    756

Ratio of Income Before Income
 Taxes to Net Income                 155%               158%

Preferred Dividend Factor on
 Pretax Basis                       1,139              1,194

Fixed Charges (e)                  66,265             59,549

Combined Fixed Charges and
 Preferred Stock Dividends       $ 67,404           $ 60,743

Ratio of Earnings to Fixed
 Charges                             5.0x               4.9x

Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock Dividends       4.9x               4.8x


(a) Net income excludes undistributed income (loss) for equity investee.

(b) Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended September 30, 2003.

(c)  Represents interest portion of rents estimated at 33 1/3%.

(d) Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e) Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).